BD 2/21

03011792

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 11 2003 SECTION PROCESSING WASH, D.C. 165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Riderwood Group Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1107 Kenilworth Drive, Suite 206
(No. and Street)

Towson	Maryland	21204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Hogle — 410-825-5445 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Hogle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Riderwood Group Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Diane Vandegrift, Notary Public
Abington Twp., Montgomery County
My Commission Expires Feb. 25, 2006
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Minimum assessment in effect.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2002

TABLE OF CONTENTS

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS 3

FINANCIAL STATEMENTS

Consolidated Statements of Financial Condition 4

Consolidated Statements of Income 5

Consolidated Statement of Changes in Stockholder's Equity 6

Consolidated Statement of Changes in Subordinated Borrowings 7

Consolidated Statements of Cash Flows 8

Notes to Consolidated Financial Statements 9-12

SUPPLEMENTARY INFORMATION

Consolidating Statement of Financial Condition at December 31, 2002 13

Consolidating Statement of Income For the Year Ended December 31, 2002 14

Consolidating Statement of Financial Condition at December 31, 2001 15

Consolidating Statement of Income For the Year Ended December 31, 2001 16

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 17-18

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 19

Independent Auditor's Report on Internal Control 20-21

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
The Riderwood Group Incorporated
And Subsidiaries

We have audited the accompanying consolidated statements of financial condition of The Riderwood Group Incorporated and Subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Riderwood Group Incorporated and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
January 16, 2003

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents (Note 2)	$ 306,013	$ 266,434
Deposit with clearing broker	50,000	50,000
Receivable from clearing broker	10,372	8,029
Advisory fees and other receivables	32,961	42,968
Prepaid expenses	16,371	13,936
Securities owned, not readily marketable, at estimated fair value	3,300	3,300
Furniture, equipment and leasehold improvements, net (Notes 2 and 7)	7,161	-
Total Assets	$ 426,178	$ 384,667
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$ 71,971	$ 61,019
Income taxes payable (Note 9)	840	114
Total Liabilities	72,811	61,133
Commitments and Contingent Liabilities (Note 8)		
Stockholders' Equity	353,367	323,534
Total Liabilities and Stockholders' Equity	$ 426,178	$ 384,667

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Income

For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUE		
Commissions and fees	$ 601,120	$ 523,672
Interest and dividends	53,392	61,396
Other	2,130	3,010
Total revenue	656,642	588,078
EXPENSES		
Employee compensation and benefits	371,521	322,824
Commissions and floor brokerage	44,745	56,871
Communications	66,605	67,036
Depreciation	3,739	2,019
Occupancy and equipment rental	33,342	29,844
Professional fees	15,229	15,378
Other operating expenses	90,760	56,850
Total expenses	625,941	550,822
Income before income taxes	30,701	37,256
Income taxes (Note 9)	840	114
Net income	$ 29,861	$ 37,142

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity

For the Years Ended December 31, 2002 and 2001

	Preferred Stock (1)	Common Stock (2)	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' equity, January 1, 2001	$ 560,000	$ 9,111	$ 27,450	$ (310,169)	$ 286,392
Net income for the year ended December 31, 2001	-	-	-	37,142	37,142
Stockholders' equity, December 31, 2001	560,000	9,111	27,450	(273,027)	323,534
Prior period adjustment	-	(1)	1	(28)	(28)
Net income for the year ended December 31, 2002	-	-	-	29,861	29,861
Stockholders' equity, December 31, 2002	$ 560,000	$ 9,110	$ 27,451	$ (243,194)	$ 353,367

(1) $11 per share noncumulative dividend, nonvoting, redeemable at $100 per share on March 1, 2004, or earlier at the Company's option: 10,000 shares authorized, 5,600 shares issued and outstanding. No par value: redemption is subject to NASD approval. Payment of dividends is subject to the Company attaining a certain level of equity and other financial conditions set forth by the stockholders. As of December 31, 2002 and 2001, these conditions have not been achieved.

(2) 20,000 shares authorized, 7,810 issued and outstanding at December 31, 2002 and 2001. No par value.

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidated Statement of Changes in Subordinated Borrowings
For the Years Ended December 31, 2002 and 2001

Subordinated borrowings at January 1, 2001	$ 20,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2001	20,000
Increases	-
Decreases	(20,000)
Subordinated borrowings at December 31, 2002	$ -

Note: This computation is done for the parent company only (The Riderwood Group Incorporated). The NASD has approved the exclusion of the subsidiaries for this computation.

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 29,861	$ 37,142
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,739	2,019
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivable from clearing broker	(2,343)	5,405
Prepaid expenses	(2,435)	567
Advisory fees and other receivables	10,008	(6,871)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	10,950	1,521
Income taxes payable	726	(495)
Net cash provided by operating activities	50,506	39,288
Cash flows from investing activities:		
Property and equipment acquisitions	(10,837)	(1,956)
Net cash (used by) investing activities	(10,837)	(1,956)
Net increase in cash and cash equivalents	39,669	37,332
Cash and cash equivalents at beginning of year	266,434	229,102
Cash and cash equivalents at end of year	$ 306,103	$ 266,434
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 142	$ 609
Interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP
INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002 and 2001

1. ORGANIZATION

The Riderwood Group Incorporated (the Company) was incorporated under the laws of the state of Maryland effective May 13, 1985. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company's two subsidiaries BASE Management Company (BASE) and Inner Harbor Asset Management, Incorporated (Inner Harbor) are registered investment advisors with the SEC. BASE and Inner Harbor provide investment advisory services to individuals and institutions.

The Company and its subsidiaries, like other securities firms, are directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity. The Company's office is located in Towson, Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation -The consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries, BASE and Inner Harbor. All material intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents -The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment - Property is recorded at cost. Depreciation and amortization are generally computed using straight-line and accelerated methods over their estimated useful lives.

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 9). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Securities – The market value of securities owned is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

3. DEPOSIT WITH CLEARING BROKER

The Company maintains a clearing agreement with National Financial Services Corporation (NFSC). Under the agreement the Company maintains a clearing deposit of $50,000.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFSC.

5. SUBORDINATED LOAN AGREEMENT

Effective August 30, 1996, the Company entered into an agreement whereby a subsidiary, BASE, loaned the Company $50,000 to maintain compliance with net capital requirements. The Company repaid $30,000 in 1999 and negotiated an extension of the balance. The new agreement expired on September 30, 2002, and bore interest at 6%. The Company repaid the remainder of $20,000 to BASE on September 30, 2002. Repayment of this note was subordinate to all other operating liabilities of the Company. The note and related interest have been eliminated for the consolidated financial statements.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require the Company to maintain net capital, as defined, equal to that calculated under SEC Rule 15c3-1. At December 31, 2002, the Company had net capital, as defined, of $209,542 that was $109,542 in excess of its required net capital requirement of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .13 to 1.00 at December 31, 2002. At December 31, 2001, the Company had net capital, as defined, of $220,126 that was $120,126 in excess of its required net capital requirement of $100,000. The Company's net capital ratio was .03 to 1.00 at December 31, 2001.

The Company, with the approval of the NASD is permitted to calculate its net capital under SEC Rule 15c3-1 on an unconsolidated basis.

7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2002	2001
Computer equipment	$ 40,895	$ 37,180
Furniture and equipment	40,614	34,957
Leasehold improvements	16,627	16,628
	98,136	88,765
Less: Accumulated depreciation	90,975	88,765
	$ 7,161	$ -

For the years ended December 31, 2002 and 2001 depreciation expense totaled $3,739 and $2,019 respectively.

8. LEASEHOLD COMMITMENTS

In October 1994, the Company entered into a 5-year lease for office space. The lease was renewed on October 1, 1999, for an additional 5-year period, with a right to cancel after 3 years with appropriate notice to the lessor. Rent expense was $24,896 and $23,913 for the years ended December 31, 2002 and 2001, respectively.

9. INCOME TAXES

For federal income tax purposes, the Company has available unused operating loss carryforwards of $97,309 that may be applied against future taxable income. These losses expire as follows:

Operating Loss Carryforward	Expiration Date
$ 57,737	2005
18,259	2007
21,313	2008

9. INCOME TAXES (Continued)

Under SFAS No. 109, an entity would generally record a deferred tax asset for the future tax benefits of net operating loss carryforwards, assuming that the generation of future net income would be offset by the loss of carryforwards. Using a combined income tax rate of 22%, the deferred tax asset at December 31, 2002 and 2001, would be approximately $21,408 and $28,238, respectively. Since the Company's future profitability and the related application of the net operating losses cannot be projected with any degree of certainty at this time, a valuation allowance has been established for the entire potential future tax benefits.

The Company files a consolidated federal income tax return that reports the activity of the Company and its subsidiaries. The Company and its subsidiaries file separate state tax returns. Income tax expense of $840 and $114 for 2002 and 2001, respectively, resulted from income generated by the subsidiaries that do not have net operating loss carryforwards available for state purposes.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidating Statement of Financial Condition
December 31, 2002

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	BASE Management Company	Subtotal	Eliminations	Total
ASSETS						
Cash and cash equivalents	$ 180,285	$ 252	$ 125,476	$ 306,013	$ -	$ 306,013
Deposit with clearing broker	50,000	-	-	50,000	-	50,000
Receivable from clearing broker	10,372	-	-	10,372	-	10,372
Advisory fees and other receivables	1,130	29,145	2,686	32,961	-	32,961
Prepaid expenses	13,507	1,893	971	16,371	-	16,371
Securities owned, at value	-	-	3,300	3,300	-	3,300
Furniture, equipment and leasehold					-	
improvements, net	-	4,949	2,212	7,161	-	7,161
Investment in subsidiaries	200	-	-	200	(200)	-
Intercompany receivable	12,379	-	-	12,379	(12,379)	-
Secured demand notes collateralized by marketable securities	-	-	-	-	-	-
Total Assets	$ 267,873	$ 36,239	$ 134,645	$ 438,757	$ (12,579)	$ 426,178
LIABILITIES AND STOCKHOLDERS' EQUITY						
Accounts payable and accrued expenses	$ 27,738	$ 16,258	$ 27,975	$ 71,971	$ -	$ 71,971
Current income taxes payable	-	804	36	840	-	840
Intercompany payable	-	8,772	3,607	12,379	(12,379)	-
Subordinated notes payable	-	-	-	-	-	-
Total Liabilities	27,738	25,834	31,618	85,190	(12,379)	72,811
Commitments and Contingent Liabilites						
Stockholders' Equity	240,135	10,405	103,027	353,567	(200)	353,367
Total Liabilities and Stockholders' Equity	$ 267,873	$ 36,239	$ 134,645	$ 438,757	$ (12,579)	$ 426,178

See Independent Auditor's Report on Consolidated Financial Statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidating Statement of Income

For the Year Ended December 31, 2002

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	BASE Management Company	Subtotal	Eliminations	Total
REVENUE						
Commission and fees	$ 257,984	$ 135,998	$ 207,138	$ 601,120	$ -	$ 601,120
Interest and dividends	52,050	18	2,222	54,290	(898)	53,392
Other	24,829	4	-	24,833	(22,703)	2,130
Total revenue	334,863	136,020	209,360	680,243	(23,601)	656,642
EXPENSES						
Employee compensation and benefits	150,299	82,359	138,863	371,521	-	371,521
Commissions and floor brokerage	44,745	-	-	44,745	-	44,745
Communications	40,849	985	24,771	66,605	-	66,605
Depreciation	1,637	1,901	201	3,739	-	3,739
Occupancy and equipment rental	16,534	9,886	6,922	33,342	-	33,342
Professional fees	5,149	1,777	8,303	15,229	-	15,229
Other operating expenses	55,066	28,497	29,900	113,463	(22,703)	90,760
Interest	898	-	-	898	(898)	-
Total expenses	315,177	125,405	208,960	649,542	(23,601)	625,941
Income before income taxes	19,686	10,615	400	30,701	-	30,701
Income taxes	-	804	36	840	-	840
Net income	$ 19,686	$ 9,811	$ 364	$ 29,861	$ -	$ 29,861

See Independent Auditor's Report on Consolidated Financial Statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidating Statement of Financial Condition
December 31, 2001

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	BASE Management Company	Subtotal	Eliminations	Total
ASSETS						
Cash and cash equivalents	$ 172,874	$ 404	$ 93,156	$ 266,434	$ -	$ 266,434
Deposit with clearing broker	50,000	-	-	50,000	-	50,000
Receivable from clearing broker	8,029	-	-	8,029	-	8,029
Advisory fees and other receivables	1,270	38,624	3,074	42,968	-	42,968
Prepaid expenses	11,974	1,279	683	13,936	-	13,936
Securities owned, at value	-	-	3,300	3,300	-	3,300
Furniture, equipment and leasehold improvements, net	-	-	-	-	-	-
Investment in subsidiaries	200	-	-	200	(200)	-
Intercompany receivable	3,651	-	1,120	4,771	(4,771)	-
Secured demand notes collateralized by marketable securities	-	-	20,000	20,000	(20,000)	- -
Total Assets	$ 247,998	$ 40,307	$ 121,333	$ 409,638	$ (24,971)	$ 384,667
LIABILITIES AND STOCKHOLDERS' EQUITY						
Accounts payable and accrued expenses	$ 7,547	$ 34,844	$ 18,628	$ 61,019	$ -	$ 61,019
Current income taxes payable	-	72	42	114	-	114
Intercompany payable	-	4,771	-	4,771	(4,771)	-
Subordinated note payable	20,000	-	-	20,000	(20,000)	-
Total Liabilities	27,547	39,687	18,670	85,904	(24,771)	61,133
Commitments and Contingent Liabilites						
Stockholders' Equity	220,451	620	102,663	323,734	(200)	323,534
Total Liabilities and Stockholders' Equity	$ 247,998	$ 40,307	$ 121,333	$ 409,638	$ (24,971)	$ 384,667

See Independent Auditor's Report on Consolidated Financial Statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidating Statement of Income

For the Year Ended December 31, 2001

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	BASE Management Company	Subtotal	Eliminations	Total
REVENUE						
Commission and fees	$ 189,478	$ 155,652	$ 178,543	$ 523,672	$ -	$ 523,672
Interest and dividends	57,929	24	4,644	62,597	(1,201)	61,396
Other	39,549	-	-	39,549	(36,539)	3,010
Total revenue	286,956	155,676	183,187	625,818	(37,740)	588,078
EXPENSES						
Employee compensation and benefits	96,695	111,113	115,016	322,824	-	322,824
Commissions and floor brokerage	56,871	-	-	56,871	-	56,871
Communications	41,059	1,138	24,839	67,036	-	67,036
Depreciation	-	1,956	63	2,019	-	2,019
Occupancy and equipment rental	15,658	8,416	5,770	29,844	-	29,844
Professional fees	5,278	2,200	7,900	15,378	-	15,378
Other operating expenses	33,737	30,453	29,199	93,389	(36,539)	56,850
Interest	1,201	-	-	1,201	(1,201)	-
Total expenses	250,499	155,276	182,787	588,562	(37,740)	550,822
Income before income taxes	36,457	400	400	37,256	-	37,256
Income taxes	-	72	42	114	-	114
Net income	$ 36,457	$ 328	$ 358	$ 37,142	$ -	$ 37,142

See Independent Auditor's Report on Consolidated Financial Statements.

Schedule I

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2002

COMPUTATION OF NET CAPITAL	
Total stockholders' equity - unconsolidated	$ 240,135
Deduct: Stockholders' equity not allowable for Net Capital	(200)
Total stockholder's equity qualified for Net Capital	239,935
Add: Subordinated indebtedness allowable in computation of Net Capital	-
Total capital and allowable subordinated liabilities	239,935
Total deductions and/or charges:	
Nonallowable assets:	
Noncustomer receivable	(1,130)
Receivables from subsidiary	(12,379)
Prepaid expenses	(13,507)
	(27,016)
Net Capital before haircuts on securities positions	212,919
Other:	
Money Market Account	(3,377)
Net Capital	$ 209,542
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Aggregate indebtedness (excluding subordinated)	
Items included in consolidated statement of financial condition:	
Accounts payable and accrued expenses	$ 27,738
Percentage of aggregate indebtedness to Net Capital	13.23%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0.00%

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $27,738)	$	1,849
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	109,542
Excess Net Capital at 1000%	$	206,768

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Repot.

Note: This computation is done for the parent company only (The Riderwood Group Incorporated). The NASD has approved the exclusion of the subsidiaries for this computation.

Schedule II

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
Of the Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Riderwood Group Incorporated
and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The Riderwood Group Incorporated and Subsidiaries ("the Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
January 16, 2003